UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-22462
GIBRALTAR 401(k) PLAN
GIBRALTAR INDUSTRIES, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN (Name of Plan)
Date: June 19, 2009	/s/ Timothy J. Heasley
Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007

Gibraltar 401(k) Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2008)	12

Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2008 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, P.C.
Buffalo, New York
June 19, 2009

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	December 31,
	2008	2007
Assets

Investments at fair value:
Shares of registered investment companies	$46,508,843	$73,620,624
Employer securities	1,590,136	2,001,999
Common collective trust	1,956,106	1,077,334
Cash equivalents	15,171,605	15,898,792
Participant loans receivable	4,299,813	4,015,382

	69,526,503	96,614,131

Receivables:
Employer contributions receivable	418,227	538,794

Net assets available for benefits at fair value	69,944,730	97,152,925

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	105,516	11,708

Net assets available for benefits	$70,050,246	$97,164,633

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	Year Ended
	December 31,
	2008	2007
Additions:
Employer contributions	$2,726,616	$2,577,570
Participant contributions	5,839,365	6,004,942
Interest and dividends	2,590,122	6,119,806

Total additions	11,156,103	14,702,318

Deductions:
Benefits paid to participants	(12,431,460)	(11,718,185)
Net depreciation in fair value of investments	(29,072,518)	(902,577)
Plan expenses	(38,246)	(36,222)

Total deductions	(41,542,224)	(12,656,984)

(Decrease) increase in net assets available for benefits, prior to mergers and spin-offs	(30,386,121)	2,045,334

Transfer of net assets available for benefits from mergers	5,883,305	136,781
Transfer of net assets available for benefits for spin-offs	(2,611,571)	—

Net (decrease) increase	(27,114,387)	2,182,115

Net assets available for benefits:

Beginning of year	$97,164,633	$94,982,518

End of year	$70,050,246	$97,164,633

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through the Gibraltar 401(k) Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.
All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.
Effective January 1, 2009, the Florence Corporation 401(k) Plan was merged into the Plan. As a result of this merger, net assets with a fair market value of $636,112 were transferred into the Plan on December 31, 2008 and net assets with a fair market value of $1,717,851 were transferred into the Plan on January 2, 2009.
On October 3, 2008, the Company divested its SCM Metal Products subsidiaries (SCM). As a result of this transaction, the Plan was amended to transfer the net assets held by SCM employees from the Plan in a spin-off transaction. The total fair market value of the net assets transferred from the Plan as a result of the spin-off was $2,611,571.
The Noll Manufacturing 401(k) Retirement Plan was merged into the Plan effective January 1, 2008. The total fair market value of the net assets transferred into the Plan as a result of this merger was $5,247,193.
The Dramex International, Inc. 401(K) Retirement Plan was merged into the Plan effective August 31, 2007. The total fair market value of the net assets transferred into the Plan as a result of this merger was $136,781.
Participant Contributions
Participants may contribute up to 100% (6% for highly compensated employees) of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $15,500 for 2008 and 2007, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $20,500 for 2008 and 2007.

Gibraltar 401(k) Plan
Notes to Financial Statements
Employer Contribution
During 2008 and 2007, the Company matched contributions to the Plan equal to 50% of the first 6% of the participant’s elective deferral at the time of salary reduction. Effective January 1, 2009, the Plan was amended for the Company to increase its match to 100% of the first 3% of the participant’s elective deferral and 50% of the following 2% of the participant’s elective deferral at the time of salary reduction. The Plan was subsequently amended to allow the Company to eliminate employer match contributions effective April 18, 2009.
Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2008 and 2007. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.
All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum.

Gibraltar 401(k) Plan
Notes to Financial Statements
Participant Loans
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the loan. Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Plan. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Gibraltar 401(k) Plan
Notes to Financial Statements
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan’s investments are valued at their fair value, based on quoted prices in an active market for the underlying investments. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end. Employer securities are reported at fair value based on the quoted market price of the employer’s shares. Participant loans are valued at their outstanding balances which approximate fair value. Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end. The plan’s interest in the collective trust is valued at fair value based on information reported by the investment advisor using the audited statements of the collective trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The information on investments has been derived from reports received from the Plan’s Trustees.
Realized gains and losses are determined based on average costs. Investment income is determined separately for each participant account.
The net depreciation in fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized losses or gains and the unrealized depreciation or appreciation on those investments. During 2008 and 2007, the Plan’s investments (depreciated) or appreciated in fair value as determined by quoted market prices as follows:

	Year Ended
	December 31,
	2008	2007
Shares of registered investment companies	$(27,973,449)	$(119,264)
Employer securities	(456,116)	(1,048,067)
Common collective trust	(642,953)	264,754

Total	$(29,072,518)	$(902,577)

Gibraltar 401(k) Plan
Notes to Financial Statements
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Fidelity Retirement Money Market	$14,862,828	$15,301,941
Fidelity Capital Appreciation Fund	5,258,561	9,951,585
Fidelity Diversified International Fund	4,381,576	8,901,195
Participant Loans	4,299,813	* 4,015,382
Pimco Total Return Fund Institutional Class	3,814,598	* 2,514,100
Fidelity Contrafund	3,675,284	5,756,817
Loomis Sayles Small Cap Value Class I	3,561,161	5,288,796
TCW Dividend Focused Fund Class I	* 2,814,473	6,124,964

*	Presented for comparative purposes only
Benefits
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS No. 157 defines fair value based upon an exit price model.
Relative to SFAS No. 157, the FASB issued FASB Staff Positions (FSP) 157-1, 157-2, 157-3, and 157-4. FSP 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delayed the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008, for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-3 addresses considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

Gibraltar 401(k) Plan
Notes to Financial Statements
The Plan adopted SFAS No. 157 as of January 1, 2008, with the exception of the application of the provisions of FSP 157-2 and FSP 157-4. The impact of adopting SFAS No. 157 was not significant to the 2008 financial statements. The expanded disclosure requirements are included in Note 3. The adoption of the provisions of FSP 157-2 and FSP 157-4 is not anticipated to materially impact the amounts reported in the Plan’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which allows measurement of specified financial instruments, warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings in each period. SFAS No. 159 is effective at the beginning of the fiscal year that begins after November 15, 2007. As of January 1, 2008, the Plan did not elect to value any specified financial instruments or warranty or insurance contracts at fair value. Therefore, the adoption of SFAS No. 159 had no impact on the Plan’s financial statements.
Reclassification
Certain 2007 amounts have been reclassified to conform to 2008 presentation.
3. Fair Value Measurements
SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Shares of registered investment companies	$46,508,843	$—	$—
Employer securities	$1,590,136	$—	$—
Common collective trust	$—	$1,956,106	$—
Cash equivalents	$15,171,605	$—	$—
Participant loans receivable	$—	$—	$4,299,813
Investments in shares of registered investment companies, employer securities and cash equivalents have quoted prices for identical assets in active markets, therefore, the investments are measured at fair value using these readily available Level 1 inputs.

Gibraltar 401(k) Plan
Notes to Financial Statements
The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs, and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy, using the income approach.
The fair value of participant loans receivable were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans receivable are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008.
The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant
Loans
Receivable
Balance as of January 1, 2008	$4,015,382
Issuances, repayments and settlements, net	284,431

Balance as of December 31, 2008	$4,299,813

4. Tax Status
The Plan was amended and restated on December 21, 2006. The Plan received a letter from the Internal Revenue Service dated October 10, 2007 that stated that the Plan and related Trust, as amended, were designed in accordance with the Internal Revenue Code (the Code).
In connection with the merger of the Dramex International, Inc. 401(K) Retirement Plan, the Plan was amended during 2007. The Plan was amended in 2008 in connection with the merger of the Noll Manufacturing 401(k) Retirement Plan, spin-off of 401(k) assets held for employees of SCM, and changes to employer contributions matching participant’s elective deferrals.
Although the Plan has been amended since receiving its latest determination letter, the Administrator believes that the Plan has been designed and operated in compliance with the applicable requirements of the Code.

Gibraltar 401(k) Plan
Notes to Financial Statements
5. Parties in Interest
At December 31, 2008 and 2007, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment (losses) or income from parties-in-interest amounted to $(16,922,853) and $4,612,342 for the year ended December 31, 2008 and 2007, respectively. Fees paid by the Plan for loan processing fees amounted to $38,246 and $36,222 for the years ended December 31, 2008 and 2007, respectively.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	2008	2007
Net assets available for plan benefits per the financial statements	$70,050,246	$97,164,633

Adjustment from fair value to contact value for fully benefit responsive investment contract	(105,516)	(11,708)

Net assets available for plan benefits per the Form 5500	$69,944,730	$97,152,925

Gibraltar 401(k) Plan
EIN 16-0991536
Plan #007
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2008)

Identity of Issuer and	Current Fair
Description of Investments	Market Value
American Beacon Small Cap Value Fund Institutional	$204,052
Dodge & Cox Balanced Fund	2,417,810
Fidelity Brokerage Link*	947,645
Fidelity Capital Appreciation Fund*	5,258,561
Fidelity Contrafund*	3,675,284
Fidelity Diversified International Fund*	4,381,576
Fidelity Freedom Fund 2000*	103,381
Fidelity Freedom Fund 2005*	75,236
Fidelity Freedom Fund 2010*	667,135
Fidelity Freedom Fund 2015*	377,297
Fidelity Freedom Fund 2020*	2,943,395
Fidelity Freedom Fund 2025*	498,980
Fidelity Freedom Fund 2030*	1,035,133
Fidelity Freedom Fund 2035*	396,439
Fidelity Freedom Fund 2040*	474,490
Fidelity Freedom Fund 2045*	52,890
Fidelity Freedom Fund 2050*	88,401
Fidelity Freedom Income Fund*	193,972
Fidelity Leveraged Company Stock*	1,052,118
Fidelity Managed Income Portfolio*	1,956,106
Fidelity Retirement Money Market*	14,862,828
Fidelity U.S. Bond Index Fund*	3,156,547
Gibraltar Stock Fund*	1,653,622
Hotchkis and Wiley Mid-Cap Value Fund Class I	731,108
Loomis Sayles Small Cap Value Class I	3,561,161
Munder Mid-Cap Core Growth Class Y	2,753,407
Neuberger Berman Small Cap Growth Fund Institutional Class	1,309,054
Pimco Total Return Fund Institutional Class	3,814,598
Spartan U.S. Equity Index Fund*	2,560,237
TCW Dividend Focused Fund Class I	2,814,473
Virtus Real Estate Securities Class A	573,642
Wells Fargo Stable Return Portfolio	636,112
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 4.25% to 11.5%)*	4,299,813

$69,526,503

*	Indicates Parties in Interest to the Plan.